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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Month Ended                         Commission file number
          August 31, 2005                                  0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                               Form 40-F
                            ------                                      ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                                           No   X
                                                                          -----


         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 4


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               Sand Technology Inc. (the "Company") incorporates this Form 6-K
               Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).




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[LOGO]

MEDIA:                  INVESTOR RELATIONS:
Robert Thompson
SAND Technology         de Jong & Associates,
pr@sand.com             sand@dejong.org
-----------             +(1) 760/943-9065
+(1) 401/862-2538



          SAND TECHNOLOGY NOW TRADING ON THE OTC BULLETIN BOARD (OTCBB)
                          UNDER THE TICKER SYMBOL SNDTF


MONTREAL, AUGUST 12th, 2005 SAND Technology, Inc. (SNDTF.OB), an innovator in data provisioning products for analytic applications, announced that its Class A Common Shares are now trading on the OTC Bulletin Board (OTCBB) under the ticker symbol SNDTF (SNDTF.OB). Previously, the stock was trading on The Nasdaq SmallCap Market under the ticker symbol SNDT.


The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter equity securities. OTCBB securities are traded by a community of registered market makers that enter quotes and trade reports through a computer network. Information regarding the OTCBB, including stock quotes, can be found at www.otcbb.com. Investors should
                                               -------------
contact their broker for further information about executing trades in SAND's Class A Common Shares on the OTCBB.



ABOUT SAND TECHNOLOGY(R)
SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data. SAND Searchable Archive(TM) allows organizations to cost-effectively retain data for extended periods of time while the SAND Analytic Server(TM) facilitates better business insight.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecom-munications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on the OTC Bulletin Board (OTCBB) under the ticker symbol SNDTF. For more information, visit www.sand.com.
                                          ------------

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All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and
SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.


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                              SAND TECHNOLOGY INC.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                SAND TECHNOLOGY INC.



August 12, 2005                                 /s/ Arthur Ritchie
                                                --------------------------------
                                                Arthur Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer




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